Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

material fact

Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”), pursuant to article 157, paragraph 4 of Law 6,404/76 and CVM Resolution 44/2021, as amended, hereby inform their shareholders and the market in general that, as disclosed in their financial statements, Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau S.A. ("Companies") have obtained a favorable outcome in a tax lawsuit ("Court Decision") regarding the right to PIS and COFINS credits on their scrap acquisitions.

With the final and unappealable decision of the Judicial Decision, which occurred on February 2, 2023, the Companies will be entitled to recognize in the results a credit of approximately R$ 800 million (principal plus monetary restatement, deducted from attorney's fees and taxes). This amount, until then disclosed as Other contingent assets by the Companies, reached the level of practically certain, resulting in the recognition of the tax asset, whose monetization is expected to take place within up to 5 (five) years.

The Companies will keep the market and its shareholders informed about new information related to the matter.

São Paulo, February 3, 2023

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer

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